CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
Floating Rate Medium-Term Notes, Series B due October 9, 2020	$1,250,000,000	$151,500.00
2.650% Medium-Term Notes, Series B due April 12, 2022	$749,527,500	$90,842.73

PRICING SUPPLEMENT (To Prospectus dated January 24, 2018 and Prospectus Supplement dated January 25, 2018)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-222676.

$2,000,000,000

$1,250,000,000 Floating Rate Medium-Term Notes, Series B due October 9, 2020

$750,000,000 2.650% Medium-Term Notes, Series B due April 12, 2022

We are offering (i) $1,250,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due October 9, 2020 (the “2020 Floating Rate Notes”) and (ii) $750,000,000 aggregate principal amount of 2.650% Medium-Term Notes, Series B due April 12, 2022 (the “2022 Fixed Rate Notes” and, together with the 2020 Floating Rate Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2020 Floating Rate Notes on January 9, April 9, July 9 and October 9 of each year and on the maturity date. We will pay interest on the 2022 Fixed Rate Notes on April 12 and October 12 of each year and on the maturity date. The first such payment on the 2020 Floating Rate Notes will be on July 9, 2019 and the first such payment on the 2022 Fixed Rate Notes will be on October 12, 2019. The Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-3 of the accompanying prospectus supplement.

	2020 Floating Rate Notes		2022 Fixed Rate Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	100.000%	$1,250,000,000	99.937%	$749,527,500
Underwriting discount	0.125%	$1,562,500	0.225%	$1,687,500
Proceeds, before expenses, to the Company	99.875%	$1,248,437,500	99.712%	$747,840,000

(1) Plus accrued interest, if any, from April 12, 2019, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about April 12, 2019.

Joint Book-Running Managers

Citigroup	Mizuho Securities	MUFG	RBC Capital Markets

Co-Managers

Bradesco BBI COMMERZBANK Fifth Third Securities ING Multi-Bank Securities, Inc. The Williams Capital Group, L.P. US Bancorp

The date of this pricing supplement is April 9, 2019.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (“SFA”) - The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Forward-Looking Statements	S-1
Risk Factors	S-3
Description of the Notes	S-9
Use of Proceeds	S-33
Ratio of Earnings to Fixed Charges	S-33
United States Federal Taxation	S-34
Plan of Distribution (Conflicts of Interest)	S-49
Validity of the Notes	S-54

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Forward-Looking Statements	2
Toyota Motor Credit Corporation	3
Description of Debt Securities	3
Legal Matters	10
Experts	10

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement shall have the meanings assigned to them in the accompanying prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will not be redeemable before their maturity,

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

The 2020 Floating Rate Notes

The following description is a summary of certain provisions of the 2020 Floating Rate Notes:

Principal Amount: $1,250,000,000

Trade Date: April 9, 2019

Original Issue Date: April 12, 2019

Stated Maturity Date: October 9, 2020

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 months

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on April 10, 2019 plus the Floating Rate Spread, accruing from April 12, 2019

Initial Interest Reset Date: April 12, 2019

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each January 9, April 9, July 9, and October 9, beginning on July 9, 2019 and ending on the Stated Maturity Date (short first coupon)

Floating Rate Spread: +0.150%

Minimum Interest Rate: 0.000%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TFW0 / US89236TFW09

The 2022 Fixed Rate Notes

The following description is a summary of certain provisions of the 2022 Fixed Rate Notes:

Principal Amount: $750,000,000

Trade Date: April 9, 2019

Original Issue Date: April 12, 2019

Stated Maturity Date: April 12, 2022

Interest: 2.650% per annum from April 12, 2019

Interest Payment Dates: Each April 12 and October 12, beginning on October 12, 2019 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TFX8 / US89236TFX81

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

Settlement Date

We expect that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the third U.S. business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required by virtue of the fact that the Notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated April 9, 2019 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of January 25, 2018, between us and the agents named in the accompanying prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the 2020 Floating Rate Notes	Principal Amount of the 2022 Fixed Rate Notes
Citigroup Global Markets Inc.	$275,000,000	$165,000,000
Mizuho Securities USA LLC	275,000,000	165,000,000
MUFG Securities Americas Inc.	275,000,000	165,000,000
RBC Capital Markets, LLC	275,000,000	165,000,000
Banco Bradesco BBI S.A.	25,000,000	15,000,000
Commerz Markets LLC	25,000,000	15,000,000
Fifth Third Securities, Inc.	25,000,000	15,000,000
ING Financial Markets LLC	25,000,000	15,000,000
U.S. Bancorp Investments, Inc.	25,000,000	15,000,000
Multi-Bank Securities, Inc.	12,500,000	7,500,000
The Williams Capital Group, L.P.	12,500,000	7,500,000
Total	$1,250,000,000	$750,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed (i) 0.080% of the principal amount of the 2020 Floating Rate Notes and (ii) 0.150% of the principal amount of the 2022 Fixed Rate Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed (i) 0.040% of the principal amount of the 2020 Floating Rate Notes and (ii) 0.100% of the principal amount of the 2022 Fixed Rate Notes. After the initial offering of the Notes to the public, Citigroup Global Markets Inc., on behalf of the Underwriters, may change the public offering prices and concessions of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Citigroup Global Markets Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc. and RBC Capital Markets, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Banco Bradesco BBI S.A. is not a broker-dealer registered with the Securities and Exchange Commission, and therefore may not make sales of any Notes in the United States or to U.S. persons. Bradesco Securities, Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the Notes in the United States or to U.S. persons in accordance with applicable United States securities laws and regulations.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying prospectus supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, regulations proposed by the U.S. Treasury Department on December 18, 2018 indicate an intent to eliminate the requirement under “FATCA” of withholding on payments of gross proceeds (other than amounts treated as interest). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this pricing supplement and related prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated January 24, 2018 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-222676) filed with the Securities and Exchange Commission on January 24, 2018.